Exhibit (a)(7)

The Greater China Fund, Inc. (NYSE: GCH) Announces Commencement of Tender Offer

New York, New York, January 8, 2013 — The Greater China Fund, Inc. (NYSE: GCH) ( the “Fund”) announced today the commencement of an issuer tender offer by the Fund to acquire in exchange for cash up to 70% of the Fund’s issued and outstanding shares at a price per share equal to 99% of the Fund’s net asset value per share as determined by the Fund on the next business day following the expiration date of the tender offer (the “Tender Offer”).

The Tender Offer is being made on the terms and subject to the conditions set forth in the Fund’s Offer to Repurchase, dated January 8, 2013, and related Letter of Transmittal, as such documents may be amended or supplemented prior to the expiration date for the Tender Offer. The tender offer will terminate at 11:59 p.m. Eastern Time on February 6, 2013, unless amended, extended or terminated. If more than 70% , but less than 75%, of the Fund’s outstanding shares are tendered in the offer and not withdrawn, and the Fund purchases shares in accordance with the terms of the offer, it will purchase shares from tendering shareholders on a pro rata basis.

The Tender Offer follows discussions and an agreement with City of London Investment Management Company Limited (“CLIM”), which is the largest beneficial owner of the Fund’s shares, pursuant to which the Fund agreed to promptly commence a tender offer following the approval of Aberdeen as the Fund’s investment manager at the Special Meeting of Stockholders (the “Special Meeting”), held earlier today. As a result of Aberdeen’s approval at the Special Meeting and pursuant to the agreement between the Fund and CLIM, CLIM has agreed to tender all of the Fund Shares that it beneficially owns upon expiration of the Tender Offer, and in the event that CLIM is able to tender all of the shares it beneficially owns, CLIM has agreed that it will enter into a “standstill agreement” with the Fund for one year following the completion of the Tender Offer. Under the standstill agreement, CLIM would be permitted to be a passive investor in the Fund and to purchase shares for investment purposes only. The Fund has further agreed with CLIM that if 75% or more of the Fund’s outstanding shares have been tendered and not withdrawn in the Tender Offer, then the Tender Offer will be cancelled, the Fund’s Board of Directors will recommend that the Fund be liquidated and the Fund will proceed to solicit proxies from stockholders for the liquidation and dissolution of the Fund immediately thereafter.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer will be made only pursuant to the Offer to Repurchase, a related Letter of Transmittal and other documents, which have been filed by the Fund with the Securities and Exchange Commission (the “SEC”) on January 8, 2013 on Schedule TO. Shareholders of the Fund should read the Fund’s Schedule TO, the Offer to Repurchase and other related exhibits as they contain important information about the Tender Offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund. Shareholders may obtain further information regarding the Tender Offer from AST Fund Solutions, LLC, the Fund’s Information Agent for the Tender Offer, by calling toll-free calling (212) 400-2605 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday (except holidays).

Further information about the Tender Offer will be announced via future press releases. The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a share exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.